STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Nano Stone Inc.

- **Second:** Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400 Street, in the City of Wilmington County of New Castle Zip Code 19808 . The registered agent in charge thereof is Corporation Service Company

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 15,000,000 shares (number of authorized shares) with a par value of $0.0001 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Sanin Mody
  Mailing Address 2125 Center Ave, Suite 414
  Fort Lee, NJ Zip Code 07024

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 4th day of May , A.D. 20 16 .

BY:
(Incorporator)

NAME: Sanin Mody
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:43 AM 05/04/2016
FILED 11:43 AM 05/04/2016
SR 20162818442 - File Number 6035448